Anixter International Inc.

2301 Patriot Boulevard

Glenview, Illinois 60026-8020

April 15, 2016

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anixter International Inc.
Anixter Inc.
Registration Statement on Form S-4 (No. 333-210246)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we request that the effectiveness of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission be accelerated to 10:00 a.m., Eastern Standard Time, on Thursday April 21, 2016, or as soon as practicable thereafter.

In connection with this request for acceleration, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	The registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Victoria Pool of Schiff Hardin LLP, our counsel, at (312) 258-5841 as soon as the Registration Statement has been declared effective or if you have any questions regarding this matter.

Very truly yours,
Anixter International Inc.
Anixter Inc.

By:	/s/ Justin Choi
Justin Choi
Executive Vice President – General Counsel and Secretary